

March 29, 2011

Edward Zinser
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024

   Re: **Boingo Wireless, Inc.**
            Registration Statement on Form S-1
            Amendment No. 2
            Filed on March 21, 2011
            File No. 333-171719

Dear Mr. Zinser:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Non-controlling interests, page F-17

1.   We note your response to comment nine from our prior comment letter dated March 7, 2011. Please explain what you mean by "the term is _generally_ consistent with the venue agreement". Further, you state that there is no specified term in the Detroit Operating Agreement, but later state that the annual fixed distribution was increased for the next three years, and that payments due the non-controlling owner end upon termination of the agreement between CCG Detroit and Detroit Metropolitan Wayne County Airport. Please clearly explain and disclose the term over which you are contractually obligated to make fixed payments to the CCG Detroit minority shareholders, and how much those payments are over the contractual term.

4. Accounts receivables, net and other receivables, page F-22

2.   Please expand your disclosure to discuss the nature of $554 thousand deduction from your reserve balance.

8. Business acquisitions, pages F-24 - F-25

3.   We note your response to comment ten from our prior comment letter dated March 7, 2011, however, we believe the accounting described in your footnote is not GAAP. Notwithstanding your conclusions with respect to materiality, we believe your financial statements and the related footnote disclosures should be consistent with what is prescribed under the applicable accounting literature.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/
                                                Larry Spirgel
                                                Assistant Director

cc: Ilan Lovinsky, Esq.
        Gunderson Dettmer
        Facsimile to (877) 881-9192